EXHIBIT 99.1

Solaris Identifies Additional Veins as Celestina Epithermal Target Takes Shape; Reports 16,019 g/t Silver and 25.3 g/t Gold in Follow-Up Sampling

QUITO, Ecuador, Sept. 10, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to provide an update on recent results from the Celestina target area as part of its continuing district exploration program. Celestina lies within the search domain for epithermal deposits east of the Warintza porphyry cluster and is defined by a 4.5km by 3km area of hydrothermal alteration and elevated zinc, lead, arsenic and mercury values in soil.

Additional prospecting in an overburden-covered area outside of these anomalies has identified three parallel vein exposures in creek beds within 100m either side of the original breccia outcrop (see press release dated June 25, 2024). Follow-up rock chip sampling has returned high values of 16,019 g/t silver and 25.3 g/t gold, with other samples supporting the presence of an underlying silver-gold-base metals vein system.

The exposures that have been identified to date are located in a soft and chemically-reactive mudstone unit that may have acted as a caprock to the hydrothermal system. The conceptual exploration target at Celestina therefore lies in the underlying volcanic rocks that had full exposure to the hydrothermal cell while also having the properties to support robust vein and fracture formation.

Ongoing field work is now focused on locating additional exposures that provide further views to the underlying vein system while expanding coverage to define its areal extent. More detailed mapping, sampling and alteration studies are aiming to better define zonation while nearby geotechnical drilling this month is expected to confirm the stratigraphic sequence. Together these efforts will aid in establishing vectors to support site selection for initial reconnaissance drilling.

District exploration efforts in other target areas continue to progress with recent geotechnical drilling in the Caya-Mateo target area encountering epithermal clay alteration beneath overburden in a sandstone unit and high-temperature alteration in the underlying volcanics. Geotechnical drilling in the Mateo area encountered the same high-temperature alteration in volcanics with follow-up mapping and sampling programs planned to extend coverage further southeast toward its interpreted core.

Figure 1 – Maps of Soil and Alteration Anomalies

Figure 1: Left - map showing zinc and lead soil anomalies that are thought to reflect zonation within the Celestina hydrothermal system together with arsenic and mercury epithermal pathfinder elements. Right - hydrothermal clay alteration anomalies provide additional information to establish zonation.

Figure 2 – Cross-Section of Conceptual Exploration Target

West
East
Carbonate-bearing black mudstone
1,000m
900m
800m
Limestone
Mafic lava
Veins projected to depth
100m
0.02 g/t Au, 13.3 g/t Ag, 11 ppm As, 8 ppm Sb
25.3 g/t Au, 16,019 g/t Ag, 1,625 ppm As, 5,300 ppm Sb
0.01 g/t Au, 3.5 g/t Ag, 11 ppm As, 5 ppm Sb

Figure 2: Conceptual cross-section showing mudstone unit hosting surface exposures stratigraphically above the exploration target in competent volcanic rocks capable of supporting robust vein development. Specimens from three quartz-carbonate veins displaying semi-massive sulphides. Lines in the scale bar in the photographs are at mm intervals.

Figure 3 – Vein Specimen Closeup

Quartz crystals coated by finely-banded chalcedony
Clear and amethyst quartz crystals displaying epithermal “comb” texture
Star-shaped arrangement of bladed crystals that have been replaced by pyrite

Figure 3: Specimen from quartz-carbonate vein which assayed 0.09 g/t Au, 21 g/t Ag, 42 ppm As, 11 ppm Sb. Lines in the scale bar in the photograph are at mm intervals.

Technical Information and Quality Control & Quality Assurance

Soil and rock sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located on site. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and silver contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. The technical data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards. The verification activities included a search for factual errors, completeness of the lithological and assay data, and suitability of the primary data. As part of the database verification activities, the assay information and certificates obtained directly from the analytical laboratory have been examined as well.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that other samples support the presence of an underlying silver-gold-base metals vein system, the mudstone unit may have acted as a caprock to the hydrothermal system, the conceptual exploration target at Celestina therefore lies in the underlying volcanic rocks that had full exposure to the hydrothermal cell while also having the properties to support robust vein and fracture formation, ongoing field work is now focused on locating additional exposures that provide further views to the underlying vein system while expanding coverage to define its areal extent, more detailed mapping, sampling and alteration studies are aiming to better define zonation while nearby geotechnical drilling this month is expected to confirm the stratigraphic sequence, together these efforts will aid in establishing vectors to support site selection for initial reconnaissance drilling, district exploration efforts in other target areas continue to progress with recent geotechnical drilling in the Caya-Mateo target area encountering epithermal clay alteration beneath overburden in a sandstone unit and high-temperature alteration in the underlying volcanics, geotechnical drilling in the Mateo area encountered the same high-temperature alteration in volcanics with follow-up mapping and sampling programs planned to extend coverage further southeast toward its interpreted core. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programs. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Photos accompanying this announcement are available at:

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